

Via U.S. Mail and Facsimile

August 23, 2010

Charles Bartlett
President and Chief Executive Officer
Specialty Contractors, Inc.
1541 E I-30
Rockwall, Texas 75087

> **Re: Specialty Contractors, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 10, 2010**
> **File No. 333-166057**

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated June 1, 2010 and reissue this comment in part, as it does not appear that you have updated the Item numbers to conform to the requirements of Form S-1. In this regard, we note Part II of the registration statement.

2. We note your response to comment 5 in our letter dated June 1, 2010 and reissue this comment, as you have not provided the information required by Item 501(b)(10)(iv) of Regulation S-K.

<u>Risk Factors, page 3</u>

<u>General</u>

3. We note your response to comment 10 in our letter dated June 1, 2010 and reissue this comment in part. In this regard, please add a risk factor that discusses your reliance on a limited number of customers for your revenues and that few, if any, of your customers are repeat customers.

We rely on our sole officer…, page 3

4. We note your response to comment 12 in our letter dated June 1, 2010. A search of the word "officers" reveals that this term is still used throughout the registration statement. Please revise the registration statement to consistently disclose that you have one officer.

Item 11. Information With Respect to the Registrant, page 9

5. Please update the disclosure throughout this section as of the most recent practicable date. Please also comply with this comment with respect to your Risk Factors section.

Description of Business, page 10

6. Please explain how you acquired your operating subsidiary. In this regard, we note the disclosure elsewhere in the filing indicated that your sole officer and director has no experience in this industry.

7. Please explain how long your subsidiary has been in operation.

8. We note your response to comment 18 in our letter dated June 1, 2010 and reissue this comment. In this regard, we note that the disclosure in this section and elsewhere in the prospectus does not adequately explain your business as currently conducted as compared to how you intend to expand your business. For example, the second paragraph under "Description of Business" on page 9 discusses services that you do not currently provide.

9. We note your response to comment 20 in our letter dated June 1, 2010. Please explain the basis for your statement in the last sentence of the third paragraph on page 11 that you believe "that there are healthy local and regional economies that will continue to experience home building and home improvement projects." Please also explain in greater detail the statements in the fourth and fifth paragraphs on page 11.

10. We note your response to comment 22 in our letter dated June 1, 2010. We also note disclosure that most of your business is for construction projects. The second paragraph of page 11 discloses that the backlog is for your "products and services." Please revise to disclose the nature of the work to be performed in your backlog.

Dependence on One or a Few Major Customers, page 11

11. Please revise to provide this disclosure for the year ended December 31, 2009 and for the six months ended June 30, 2010.

Selected Financial Data, page 13

12. You have used the caption "selected financial data" on page 13. However, the information below this caption appears to be your capitalization table. Please revise this caption accordingly.

Management's Discussion and Plan of Operations

Liquidity, page 13

13. We note the disclosure in note 3 to your interim financial statements. Please provide a materially complete description of your line of credit with GCG Ventures and explain how this line of credit impacts your liquidity.

Results for the Three Months Ended March 31, 2010 and 2009, page 15

14. Please revise your disclosure to include a discussion of your results of operations for the period from Inception to December 31, 2009.

15. Your discussion refers to "adjusted cost of sales" which appears to be a non-GAAP measure. Please either remove your discussion of this non-GAAP measure from the filing or revise to include the disclosures required by Item 10(e)(1) of Regulation S-K.

Critical Accounting Policies, page 16

16. We have read your response to comment 24 from our letter dated May 10, 2010. You indicate that you do not have any critical accounting policies that have material levels of subjectivity and judgment necessary for highly uncertain matters. However, on page 16, you indicate that there are no critical accounting policies other than calculating billings in excess of cost. Please revise your critical accounting policies section to include your accounting policy for revenue recognition with additional details regarding how you estimate job costs at the inception of a contract and review your estimated costs to complete to determine the amount of billings in excess of cost or costs in excess of billings as of the end of each reporting period. It appears that your current disclosure is incomplete. Please discuss the types of assumptions underlying your estimates and any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect your methodology or assumptions described.

Executive Compensation and Corporate Governance, page 18

17. We note the disclosure that your sole officer and director has no employment agreement with the company. Please explain the agreement filed as exhibit 99.1 to the registration statement.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

18. Please disclose the information required by Item 404(d) of Regulation S-K with respect to the management agreement discussed in note 4 to your interim financial statements.

Unaudited Financial Statements

General

19. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Note 2 – Property and Equipment, page F-4

20. Please revise to clarify the 2009 period during which $146 of depreciation expense was recognized.

Note 4 – Related Party Transactions, page F-5

21. Please revise to clarify the periods in which the $15,000 and $5,432 payments were made. Please also clarify when the related services were rendered.

Financial Statements

Consolidated Statement of Operations, page F-8

22. Please revise to clarify that the amounts presented for your weighted average outstanding shares and your loss for common shareholders represent both the basic and diluted amounts.

Revenue Recognition, page F-12

23. Your response to comment 44 from our letter dated May 10, 2010 indicates that your officer has "remodeling experience" and therefore is able to estimate construction costs based on prior experience. However, we note your disclosure in the Risk Factors section on page five that your sole officer has no experience in the company's industry. Please tell us the nature of Mr. Bartlett's "remodeling experience" and its direct relevance to the process of cost estimation in the

construction industry. ASC 605-35-25-56 indicates that use of the percentage of completion method depends on the ability to make reasonably dependable estimates. In light of this requirement, for each contract that you have completed to date, please supplementally provide us with a table that compares the original estimated costs to complete with the total actual costs incurred so that we may better understand management's ability to accurately estimate construction costs.

24. Your revenue recognition policy makes reference to the "completion of contract" method. It is unclear whether you intended to refer to the "percentage of completion" method or the "completed contract" method in these discussions. Please revise your filing accordingly. Please also revise to explain the circumstances under which you would recognize profit on change orders and claims pending client approval, if applicable.

Cost of Goods Sold, page F-13

25. We note your response to comment 45 from our letter dated May 10, 2010. Please revise your cost of goods sold accounting policy footnote to explain that you include an allocation of depreciation expense in cost of goods sold.

Exhibits, page II-5

26. We note your response to comment 52 in our letter dated June 1, 2010 and reissue this comment, as it does not appear that you have filed the line of credit and related pledge as exhibits to the registration statement.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bradley D. Harrison (*Via facsimile at 214/607-1729*)
        Law Office of Bradley D. Harrison
        8318 Trail Lake Dr.
        Rowlett, Texas 75088